Exhibit 12.2

Consolidated Edison Company of New York, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Three	For the Twelve	For the Three
	Months Ended	Months Ended	Months Ended
	March 31, 2015	December 31, 2014	March 31, 2014
Earnings
Net Income for Common Stock	$348	$1,058	$334
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	—	—	—
Minority Interest Loss	—	—	—
Income Tax	192	555	184

Pre-Tax Income	540	1,613	518
Add: Fixed Charges*	156	580	144
Add: Amortization of Capitalized Interest	—	—	—
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$696	$2,193	$662

* Fixed Charges
Interest on Long-term Debt	$138	$510	$125
Amortization of Debt Discount, Premium and Expense	3	13	3
Interest Capitalized	—	—	—
Other Interest	4	15	3
Interest Component of Rentals	11	42	13
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$156	$580	$144

Ratio of Earnings to Fixed Charges	4.5	3.8	4.6